SEC  URITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 10-C

        Report by Issuer of Securities Quoted on NASDAQ
                  Interdealer Quotation System
          Filed pursuant to Section 13 or 15(d) of the
        Securities Exchange Act of 1934 and Rule 13a-17
                      or 15d-17 thereunder

               CONTINENTAL WASTE INDUSTRIES, INC.
         (Exact name of issuer as specified in charter)

                        67 Walnut Avenue
                        Clark, NJ 07066
            (Address of principal executive offices)

 Issuer's telephone number, including area code  (908) 396-0018

            1.  CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security:   Common Stock
2.  Number of shares outstanding before the change:      8,371,843
3.  Number of shares outstanding after the change:     13,953,071
4.  Effective date of change: December 28, 1995
5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Stock split.

Give brief description of transaction:  Forward stock split on a 5-for-3 basis.


II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change:
2.  Name after change:
3.  Effective date of charter amendment changing name:
4.  Date of shareholder approval of change, if required:

Dated:    January 16, 1996
                                   Jeffrey E. Levine
                                   Executive Vice President
                                    and General Counsel